================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------
                                (AMENDMENT NO. 3)

                                  BIOTIME INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

COMMON SHARES, PAR VALUE $.01 PER SHARE                        09066L105
--------------------------------------------------------------------------------
     (Title of class of securities)                          (CUSIP number)

                            Gary K. Duberstein, Esq.
                                 Greenbelt Corp.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                December 8, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 11 Pages)

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NY2:\992108\04\56392.0003

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 2 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  GREENBELT CORP.

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3791931
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  00
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:  1,016,055
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:  0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:  1,016,055
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:  1,016,055
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.5%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- ----------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 3 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3714238
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  WC, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:  90,750
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:  0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:  90,750
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:  90,750
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [-]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 4 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3793447
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:  0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER: 90,750
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:  0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:  90,750
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:  90,750
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 5 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:  653,142
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:  1,106,805
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:  653,142
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:  1,106,805
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:  1,759,947
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 6 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:  10,895
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:  1,106,805
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:  10,895
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:  1,106,805
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:   1,117,700
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.4%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------


         This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998 and Amendment No. 2, dated August 18, 2000, the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Since the filing of the Statement: (i) Greenbelt acquired an aggregate of 389,094 Shares through the exercise of Warrants for total consideration of $750,951 derived from the capital of Greenbelt; and (ii) Alfred D. Kingsley acquired an aggregate of 342,700 Shares for total consideration (including brokerage commissions) of $1,139,827 derived from his personal funds and indebtedness from Spear, Leeds & Kellogg.

         Purchases by Mr. Kingsley included purchases, on December 8, 2000, of 100,000 Shares from each of Paul Segall, Hal Sternberg and Harold Waitz, the Company's Chairman and Chief Executive Officer, the Company's Vice President of Research and the Company's Vice President of Engineering and Regulatory Affairs, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,770,842 Shares constituting 14.9% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 544,731 Shares subject to warrants owned by Greenbelt (the "Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 11,887,517 Shares outstanding consisting of (a) the 11,342,786 Shares outstanding on November 13, 2000 according to the Quarterly Report on Form 10-Q of the Company dated November 13, 2000, (b) the 544,731 Warrant Shares and (c) 7,500 shares to be issued on December 31, 2000 pursuant to the Consulting Agreement. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Warrant Shares are deemed outstanding only for determining the percentage ownership of Shares by Greenbelt, which is the direct beneficial owner of the 544,731 Warrant Shares.

                                                 APPROXIMATE PERCENTAGE
   NAME             NUMBER OF SHARES             OF OUTSTANDING SHARES
   ----             ----------------             ---------------------

Greenbelt              1,016,055(1)                      8.5%

 Greenway                  90,750                        0.8%

 Kingsley                 653,142                        5.8%

Duberstein                 10,895                        0.1%

-----------
1 Includes 7,500 shares that Greenbelt may acquire within 60 days under the Consulting Agreement.

         Greenbelt has direct beneficial ownership of 471,324 Shares and the 544,731 Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Warrant Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         (b) If Greenbelt were to exercise in full the Warrants, which are all presently exercisable, and were to acquire 7,500 Shares pursuant to the Consulting Agreement, which shares will be issued on December 31, 2000, it would then have the sole power to vote or direct the vote of 1,016,055 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Mr. Kingsley has the sole power to vote or direct the vote of 653,142 Shares and the sole power to dispose or direct the disposition of such Shares.

         Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, is set forth in Exhibit 7 attached hereto, which is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

         (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         7. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on
Schedule 13D, whichever is less.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: December 12, 2000


                      GREENHOUSE, L.P.


                      By:      /s/ Gary K. Duberstein
                               --------------------------------------------
                               Gary K. Duberstein,
                               General Partner


                      GREENWAY PARTNERS, L.P.


                      By:      Greenhouse Partners, L.P.,
                               its general partner

                               By:      /s/ Gary K. Duberstein
                                        -----------------------------------
                                        Gary K. Duberstein,
                                        General Partner


                      GREENBELT CORP.


                      By:      /s/ Alfred D. Kingsley
                               --------------------------------------------
                               Alfred D. Kingsley,
                               President

                      /s/ Alfred D. Kingsley
                      --------------------------------------------
                      Alfred D. Kingsley

                      /s/ Gary K. Duberstein
                      --------------------------------------------
                      Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION
-----------               -----------

          7. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on Schedule 13D, whichever is less.